FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 10, 2010

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

Third Quarter 2010 Results

Buenos Aires, November 10, 2010 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the third quarter ended September 30, 2010.

Net income for 2010 third quarter was a P$167 million gain, accounting for a 27% improvement compared to the P$131 million gain in 2009 third quarter.

This P$36 million improvement is mainly attributable to:

-Increased operating income of P$54 million.

- Reduced financial and holding losses of P$34 million mainly attributable to lower interest expense as a consequence of a reduction in financial liabilities.

- These results were partially offset by reduced equity in earnings of affiliates of P$30 million and higher income tax charges of P$21 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IIIQ10	IIIQ09	(Nine-Months Period) Sep-10	Sep-09
Net Results	167	131	550	895
Equity in earnings of affiliates	(18)	(48)	(70)	(87)
Financial income and holding gains, net	59	11	184	155
Depreciation of property, plant and equipment	319	355	965	1,042
Income tax accrued	88	67	188	757
Income tax paid	(31)	(53)	(132)	(69)
Accrued interest	91	147	325	423
Interest paid	(103)	(126)	(311)	(381)
Dividends Collected	17	17	201	77
Revaluation of assets	-	-	209	-
Sale of equity interest	-	-	(34)	(1,591)
Others	169	208	(52)	313
	758	709	2,023	1,534
Acquisition of property, plant and equipment,	(339)	(313)	(904)	(1,259)
Sale of property, plant and equipment,	1,375	-	1,688	607
Loans	(1,423)	(387)	(1,652)	(804)
Diversos	(261)	(106)	(283)	(107)
Effect of exchange rate change	18	14	61	125
Increase (decrease) in cash	128	(83)	933	96
Cash and cash equivalents at beginning	2,357	1,655	1,552	1,476
Cash and cash equivalents at end	2,485	1,572	2,485	1,572

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

-  In 2010 quarter net sales were similar to those recorded in 2009 quarter.

Crude oil sales increased 9.4% to P$745 million in 2010 quarter as a consequence of an 18.9% improvement in average sales prices. This effect was partially offset by an 8% reduction in sales volumes. The improvement in sales prices mainly derives from the partial recovery in domestic prices in Argentina and, to a lesser extent, the increase in international reference prices.

Gas sales decreased 27.4% to P$127 million in 2010 quarter mainly as a consequence of a decline in sales prices due to the fact that 2010 quarter reflected a change in the sales mix resulting from the increase in demand from the residential segment and, to a lesser extent, a decrease in sales volumes.

- Gross profit decreased P$24 million to P$266 million in 2010 quarter. This drop is basically attributable to the decline in sales volumes of oil equivalent mentioned above and, to a lesser extent, the rise in the lifting cost mainly in Argentina due to the effect of inflation on oil service rates, and a greater demand of pulling and workover services, which is characteristic of mature fields in Argentina. Margin on sales decreased to 30.1% in 2010 quarter from 33.2% in 2009 quarter.

- Exploration expenses totaled P$15 million and P$23 million in 2010 and 2009 quarters, respectively. Expenses for 2010 quarter were mainly attributable to onshore geological and geophysical expenses in Argentina and expenses for 2009 quarter were mainly attributable to geological and geophysical expenses and investments in offshore exploration wells in Golfo San Jorge in Argentina.

-  Other operating expense, net accounted for P$40 million and P$54 million losses in 2010 and 2009 quarters, respectively. Expenses for both quarters are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for P$31 million and P$20 million losses in 2010 and 2009 quarters, respectively.

Refining and Distribution

- Net sales of refined products increased P$539 million to P$1,976 million in 2010 quarter, mainly as a result of the partial recovery in sales prices for diesel oil and gasoline in the domestic market, the rise in international reference prices in the case of  products in line with those reference prices and the increase in sales volumes.

In 2010 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 418 thousand cubic meters, 190 thousand cubic meters, 217 thousand cubic meters and 187. thousand cubic meters, respectively.

In 2009 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 406 thousand cubic meters, 181 thousand cubic meters, 153 thousand cubic meters and 1895 thousand cubic meters, respectively.

- Gross profit was similar in both quarters. Gross margin declined to 9.2% in 2010 quarter from 12.5% in 2009 quarter, due to the increase in costs for the purchase of oil and other products and the impossibility to fully pass through higher costs to sales prices.

- The 14.8% increase in administrative and selling expenses was basically due to the rise in expenses and taxes as a result of increased sales and higher freight rates.

Petrochemicals

-  Net sales increased P$29 million to P$879 million in 2010 quarter, mainly as a consequence of an improvement in sales prices in line with international reference prices and an increase in sales volumes of styrenics in Brazil. These effects were partially offset by the discontinuance of the fertilizer business during 2010 first quarter, which accounted for sales revenues of P$191 million in 2009 quarter.

Total styrenics sales in Argentina rose P$29 million to P$332 million in 2010 quarter, mainly as a consequence of an about 22% recovery in average sales prices. This increase was partially offset by an 11% drop in sales volumes.

Styrenics sales in Brazil increased P$137 million to P$557 million in 2010 quarter as a consequence of the combined effect of the 15.9% increase in sales volumes and the 14.4% rise in sales prices, in line with international reference prices. The increase in styrene and polystyrene sales volumes is in line with the demand growth in the Brazilian market, totaling 81.4 thousand tons in 2010 quarter.

- Gross profit dropped P$17 million to P$143 million in 2010 quarter, mainly as a consequence of increased variable costs attributable to a rise in the costs of some raw materials, in line with international reference prices, and utilities, which in Argentina could only be partially passed through to sales prices. This effect is partly offset by the increase in gross profit in Brazil. Gross margin on sales dropped to 16.3% in 2010 quarter from 18.8% in 2009 quarter.

- Administrative and selling expenses decreased P$10 million in 2010 quarter, mainly as a consequence of lower expenses for the fertilizer business which was discontinued in 2010 first quarter, partially offset by the rise in expenses and taxes associated with increased sales of styrenics in Brazil.

- Other operating income (expense), net accounted for a P$14 million gain in 2009 quarter, mainly attributable to income from Fundopem in Brazil.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

-  Sales revenues increased P$11 million to P$265 million in 2010 quarter, mainly as a consequence of a rise in gas and liquid fuel sales revenues.

Gas sales revenues increased P$6 million to P$196 million from P$190 million in 2010 quarter, basically due to a 15% rise in sales volumes to 348 million cubic feet per day in 2010 quarter from 302.6 million cubic feet per day in 2009 quarter, partially offset by a 9.3% reduction in average sales prices as a result of the discontinuance of gas sales to residential users at subsidized prices and a greater contribution to the trust fund to subsidize the so-called “garrafa social” program.

Liquid fuel sales revenues increased P$7 million to P$63 million in 2010 quarter, mainly due to the 19.4% increase in average sales prices as a result of the rise in international prices.

Electricity

-  Net sales of electricity generation rose 52.8% to P$356 million in 2010 quarter, mainly due to the improvement in average sales prices derived from the positive impact of energy deliveries by the new Genelba Plus Power Plant, whose sales prices are higher than average market prices as it is additional energy within the framework of Energía Plus Program.

Net sales attributable to Genelba Power Plant increased P$23 million to P$176 million in 2010 quarter, due to a 17.6% improvement in average sales prices to P$143.6 per MWh in 2010 quarter from P$122.1 per MWh in 2009 quarter. Sales volumes were similar in both quarters, totaling 1,228 GWh in 2010 quarter.

Net sales attributable to Genelba Plus Power Plant increased P$51 million to P$66 million in 2010 quarter, as a result of the combined effect of an improvement in average sales prices and a rise in sales volumes to 179 GWh in 2010 quarter from 83 GWh in 2009 quarter, since the power plant started commercial operations in August 2009.

Net sales attributable to Pichi Picún Leufú totaled P$34 million in 2010 quarter and P$32 million in 2009 quarter. It should be pointed out that the 33.4% improvement in average sales prices to P$133.4 per MWh in 2010 quarter from P$100 per MWh in 2009 quarter, offset the 19.7% decline in energy sales to 257 GWh in 2010 quarter compared to 320 GWh in 2009 quarter, as a consequence of the lower water supply in the Comahue basin.

-  Gross profit for the electricity generation business increased P$54 million to P$106 million in 2010 quarter from P$52 million in 2009 quarter, basically due to the above mentioned improvement in average sales prices. Gross margin on sales rose to 29.8% in 2010 quarter from 22.3% in 2009 quarter.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 11/10/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney